Maxim Group LLC
405 Lexington Avenue
New York, NY 10174

September 20, 2013

VIA EDGAR

Mr. Max A. Webb, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Paragon Shipping Inc. Registration Statement on Form F-1, filed April 18, 2013, as amended File No. 333-187966

Dear Mr. Webb:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Monday, September 23, 2013, or as soon as thereafter practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: September 10, 2013 and September 19, 2013
(ii)	Dates of distribution: September 10, 2013 and September 20, 2013
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 3
(iv)	Number of prospectuses so distributed: 350 electronic, none in print

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely, MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Executive Managing Director of Investment Banking